Exhibit 99.1

NovaBridge to Host Business Update Call to Review Phase 2a Data for VIS-101 in Wet AMD on Monday, March 9, 2026

VIS-101, purpose-designed to be a best-in-class dual VEGF-A/ANG-2 inhibitor, has the potential to provide more effective and durable treatment than the current standard of care for patients with wet AMD, DME and RVO

Visara, a NovaBridge Majority-Owned Subsidiary, Holds Global Rights to VIS-101 Outside of Greater China and Certain Asian Territories

ROCKVILLE, MD, March 03, 2026 (GLOBE NEWSWIRE) – NovaBridge Biosciences (Nasdaq: NBP) (NovaBridge or the Company) a global biotechnology platform company committed to accelerating access to innovative medicines, today announced that it will host a virtual business update call on Monday, March 9, 2026, at 9:00 AM ET to review Phase 2a clinical data for VIS-101 in patients with wet age-related macular degeneration (wet AMD).

VIS-101 is a purpose-designed, bispecific, tetravalent dual VEGF-A/ANG-2 inhibitor, designed to provide more potent and durable treatment benefits for patients with wet AMD, diabetic macular edema (DME) and retinal vein occlusion (RVO). VIS-101 is currently completing a randomized, dose-ranging Phase 2a study for wet AMD.

NovaBridge is the majority shareholder of Visara, Inc. (“Visara”). Visara holds global development and commercialization rights to VIS-101 outside of Greater China and certain other Asian territories, which are licensed to Everest Medicines.

Click here to register for the virtual webcast, which will begin at 9:00 AM ET.

Call Participants:

•
Sean Fu, PhD, Chief Executive Officer of NovaBridge
•
Emmett T. Cunningham, Jr., MD, PhD, MPH, Co-founder and Executive Chairman of Visara and Vice Chairman of the NovaBridge Board of Directors
•
Cadmus Rich, MD, MBA, Chief Medical Officer of Visara
•
Carlos Quezada-Ruiz, MD, FASRS, Chair of the Scientific Advisory Board of Visara
•
Nikolas JS London, MD, FACS, Managing Partner, President and Director of Research, Retina Consultants San Diego

The live and archived webcast can also be accessed by visiting the News & Events page of the NovaBridge website. A replay of the webcast will be archived for at least 90 days.

About Visara

Visara is a clinical-stage biopharmaceutical company focusing on the development of best-in-class ophthalmic therapeutics. The Company is led by Co-Founder and Executive Chairman Emmett T. Cunningham, Jr., MD, PhD, MPH, a physician, innovator, entrepreneur, and investor and internationally recognized specialist in infectious and inflammatory eye disease. NovaBridge is the majority shareholder of Visara, and Visara controls global rights to VIS-101, outside of Greater China and certain countries in Asia.

About NovaBridge

NovaBridge is a global biotechnology platform company committed to accelerating access to innovative medicines. The Company combines deep business development expertise with agile translational clinical development to identify, accelerate, and advance breakthrough assets. By bridging science, strategy, and execution, NovaBridge enables transformative therapies to progress rapidly from discovery toward patients in need.

The Company’s differentiated pipeline is led by givastomig, a potential best-in-class, Claudin 18.2 x 4-1BB bispecific antibody, and VIS-101, a potential best-in-class bifunctional biologic, targeting VEGF-A and ANG2.

Givastomig conditionally activates T cells via the 4-1BB signaling pathway in the tumor microenvironment where Claudin 18.2 is expressed. Givastomig is being developed to treat Claudin 18.2-positive gastric cancer and other gastrointestinal malignancies. The product candidate is being evaluated in a global, randomized Phase 2 study, following the recent announcement of positive topline results from a Phase 1b, multi-center, open label study in first line gastric cancer. The Company is also collaborating with its partner, ABL Bio, for the development of ragistomig, a bispecific antibody integrating PD-L1 as a tumor engager and 4-1BB as a conditional T cell activator, in solid tumors. Additionally, NovaBridge owns worldwide rights outside of China to uliledlimab, an anti-CD73 antibody that targets adenosine-driven immunosuppression in cancer.

VIS-101 targets VEGF-A and ANG-2 to provide more potent and durable treatment benefits for patients with wet age-related macular degeneration, diabetic macular edema, and retinal vein occlusion. VIS-101 is currently completing a randomized, dose-ranging Phase 2a study for wet AMD. NovaBridge is the majority shareholder of Visara, Inc., and Visara controls global rights to VIS-101, outside of Greater China and certain countries in Asia.

For more information, please visit www.novabridge.com and follow us on LinkedIn.

NovaBridge Investor & Media Contacts

PJ Kelleher

LifeSci Advisors

+1-617-430-7579

pkelleher@lifesciadvisors.com

NovaBridge Biosciences

+1-240-745-6330

IR@novabridge.com